U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File No.: 001-04192

MFC Industrial Ltd.

(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

MFC INDUSTRIAL LTD.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual meeting (the “Meeting”) of shareholders (the “Shareholders”) of MFC Industrial Ltd. (the “Company”) held on December 23, 2011 in Hong Kong SAR, China.

At the Meeting, Shareholders representing approximately 69.77% of the outstanding common shares of the Company were present in person or by proxy.

Fixing of the Number of Directors

At the Meeting, Shareholders voted in favour of fixing the number of directors of the Company at five.

Election of Directors

At the Meeting, Shareholders voted in favour of the election of the two nominees as Class III directors as set forth in the Company’s management information circular dated November 22, 2011, namely Michael J. Smith and Ian Rigg.

Appointment of Auditors

At the Meeting, Shareholders voted in favour of the appointment of Deloitte & Touche LLP as the auditors of the Company, and the Shareholders authorized the directors to fix the remuneration to be paid to such auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith Chairman, President and Chief Executive Officer

Date: December 28, 2011